Exhibit 11.1
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
                                   Wireless One, Inc
                        Earnings Per Share Computation Information

     Net Loss                     (10,184,223)   (1,025,480)   (22,961,113)    (3,561,413)

     Preferred stock dividends
      and discount accretion                -      (421,078)             -       (786,389)
                                  -----------    ----------    -----------     ----------
     Net loss applicable to
      common stock                (10,184,223)   (1,446,558)   (22,961,113)    (4,347,802)
                                  ===========    ==========    ===========     ==========

        Weighted average common
         shares outstanding        15,856,421     2,013,950     14,293,278      2,013,950

     Net loss per common share          (0.64)        (0.72)         (1.61)         (2.16)
                                  ===========    ==========    ===========     ==========

     The above earnings per share (EPS) calculations are submitted in accordance with APB Opinion No. 15.
     An EPS calculation in accordance with Regulations S-K item 601 (b) (11) is not shown above because it produces an antidilutive result.
     The following information is disclosed for purposes of calculating the antidilutive EPS.

    Weighted average common
      shares outstanding          15,856,421     2,013,950     14,293,278      2,013,950

    Shares issuable upon
      exercise of options
      and warrant                    561,026        380,331        591,982        380,331
                                  ----------     ----------    -----------     ----------
    Weighted average shares
      outstanding                 16,417,447      2,394,281     14,885,260      2,394,281

    Net loss per common share          (0.62)         (0.43)         (1.54)         (1.49)
                                  ==========     ==========    ===========     ==========
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